Exhibit 99.1

ANN TAYLOR

N E W S   R E L E A S E

142 WEST 57TH STREET NEW YORK, N.Y. 10019

ANN TAYLOR ANNOUNCES RECORD FISCAL YEAR 2003
THIRD QUARTER NET INCOME AND EARNINGS

NEW YORK, NEW YORK, November 12, 2003 – Ann Taylor Stores Corporation (NYSE: ANN) announced today record net income for the third quarter ended November 1, 2003 of $30,305,000, or $0.63 per share on a diluted basis (on an average of 49.3 million shares outstanding), compared to net income of $24,911,000, or $0.53 per share on a diluted basis (on an average of 48.4 million shares outstanding), in the third quarter of fiscal 2002.

As previously reported, total net sales for the third quarter of fiscal 2003 increased 16.6 percent to $396,807,000, from $340,218,000 in the third quarter of fiscal 2002. By division, net sales were $207,077,000 for Ann Taylor and $157,023,000 for Ann Taylor Loft. Comparable store sales for the third quarter of fiscal 2003 increased 6.2 percent, compared to a comparable store sales decrease of 1.1 percent for the third quarter of fiscal 2002. Comparable store sales by division for the quarter were up 1.9 percent for Ann Taylor, compared to a 2.9 percent decrease last year, and up 13.4 percent for Ann Taylor Loft, compared to a 1.7 percent increase last year.

Ann Taylor Chairman J. Patrick Spainhour said, "Ann Taylor Loft's outstanding third quarter performance is a full-price story fueled by momentum coming out of the second quarter. Loft's excellent performance was driven by exciting fashion, great color, and novelty product across all categories. At Ann Taylor, our positive third quarter comparable store sales results were driven by fall selling in our separates, woven tops, and outerwear categories. We anticipate that our holiday product and marketing initiatives will fuel positive fourth quarter sales results at both divisions."

Mr. Spainhour continued, "For the fourth quarter we remain comfortable with current earnings per share guidance in the range of $0.41 - $0.43. We expect November, December and January, comparable store sales to be in the range of positive 5 to positive 7 percent for both divisions."

Total inventory levels at the end of the third quarter, including inventory attributable to Ann Taylor Global Sourcing, were flat on a per square foot basis compared to last year. By division, inventory levels on a per square foot basis were up approximately 7 percent at Ann Taylor and down approximately 4 percent at Ann Taylor Loft. Inventory levels at Ann Taylor were up due to higher in-transit inventory, while at Ann Taylor Loft, better product sell-through was responsible for the lower inventory levels. The Company continues to expect total inventory levels on a per square foot basis to be flat to last year for the remainder of the fiscal year.

Gross margin as a percentage of net sales for the third quarter of fiscal 2003 was flat to last year at 57.7 percent.

Selling, general and administrative expenses during the third quarter of fiscal 2003 were $177,356,000, or 44.7 percent of net sales, compared to $154,906,000, or 45.5 percent of net sales for the same period last year. The decrease in selling, general and administrative expenses as a percentage of net sales was due to increased leverage on tenancy and other fixed expenses resulting from positive comparable store sales.

Operating profit was 13 percent of net sales in the third quarter of fiscal 2003, compared to 12.2 percent in the third quarter of last year.

During the quarter, the Company opened five new Ann Taylor stores and 31 new Ann Taylor Loft stores. The total store count at the end of the third quarter was 639, comprised of 355 Ann Taylor stores, 257 Ann Taylor Loft stores, and 27 Ann Taylor Factory stores. For the remainder of fiscal 2003, the Company plans to open two additional Ann Taylor stores and 12 additional Ann Taylor Loft stores, bringing the total store count at the end of fiscal 2003 to 653 stores.

Total store square footage increased 9.7 percent to 3,603,000 square feet as of November 1, 2003, from 3,285,000 square feet at the end of the third quarter of fiscal 2002. Total square footage by division at the end of the third quarter was 1,841,000 square feet for Ann Taylor and 1,515,000 square feet for Ann Taylor Loft.

Total long-term debt at November 1, 2003 was $124,265,000. The Company had no borrowings outstanding under its $175,000,000 credit facility at the end of the third quarter of fiscal 2003.

For the fiscal year-to-date period ended November 1, 2003, the Company's net income was a record $69,410,000, or $1.48 per share on a diluted basis (on an average of 48.4 million shares outstanding), compared to net income of $64,035,000 or $1.37 per share on a diluted basis (on an average of 48.4 million shares outstanding), for the same period last year.

Fiscal year-to-date net sales totaled $1,139,031,000, up 10.7 percent from $1,028,753,000 as of November 2, 2002. By division, net sales for the fiscal year-to-date period were $624,441,000 for Ann Taylor and $416,954,000 for Ann Taylor Loft. Comparable store sales for the fiscal year-to-date period increased 1.7 percent compared to a comparable store sales decrease of 0.4 percent for the same period last year. Comparable store sales by division for the fiscal year-to-date period were down 0.6 percent for Ann Taylor compared to a 1.6 percent decrease last year, and up 5.7 percent for Ann Taylor Loft compared to a 1.7 percent increase last year.

Gross margin as a percent of net sales for the fiscal year-to-date period ending November 1, 2003 was 54.5 percent, compared to 54.8 percent for the same period last year. Selling, general and administrative expenses as a percentage of net sales were 44.1 percent, compared to 44.4 percent for the same period in fiscal 2002.

Ann Taylor is one of the country's leading women's specialty retailers, operating 639 stores in 43 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com as of November 1, 2003.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe infectious diseases, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Director of Investor Relations
(212) 541-3484

- - - Tables Follow - - -

ANNTAYLOR STORES CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Quarters and Nine Months Ended November 1, 2003 and November 2, 2002
(unaudited)

	Quarters Ended		Nine Months Ended	
	Nov. 1, 2003	Nov. 2, 2002	Nov. 1, 2003	Nov. 2 2002
	(in thousands except per share amounts)			
Net sales	$ 396,807	$ 340,218	$1,139,031	$1,028,753
Cost of sales	168,031	143,760	518,679	464,554
Gross margin	228,776	196,458	620,352	564,199
Selling, general and administrative expenses	177,356	154,906	502,634	456,412
Operating income	51,420	41,552	117,718	107,787
Interest income	803	923	2,268	2,352
Interest expense	1,716	1,638	5,084	5,163
Income before income taxes	50,507	40,837	114,902	104,976
Income tax provision	20,202	15,926	45,492	40,941
Net income	$ 30,305	$ 24,911	$ 69,410	$ 64,035
Basic earnings per share of common stock	$ 0.68	$ 0.56	$ 1.57	$ 1.45
Weighted average shares outstanding (000)	44,697	44,328	44,255	44,206
Diluted earnings per share of common stock	$ 0.63	$ 0.53	$ 1.48	$ 1.37
Weighted average shares outstanding, assuming dilution (000)	49,343	48,364	48,449	48,373
Number of stores open at beginning of period	603	555	584	538
Number of stores opened during period	36	26	57	43
Number of stores expanded during period*	1	---	5	---
Number of stores closed during period	---	1	2	1
Number of stores open at end of period	639	580	639	580
Total store square footage at end of period	3,603,000	3,285,000		

*   *Expanded stores are excluded from comparable store sales for the first year following expansion.*

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ANNTAYLOR STORES CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
November 1, 2003 and February 1, 2003

(unaudited)

ASSETS	November 1, 2003	February 1, 2003
	(in thousands)	
Current assets:		
Cash and cash equivalents...	$ 270,413	$ 212,821
Accounts receivable, net..	17,576	10,367
Merchandise inventories..	227,234	185,484
Prepaid expenses and other current assets	57,994	46,599
Total current assets..	573,217	455,271
Property and equipment, net..	261,424	247,115
Goodwill, net..	286,579	286,579
Deferred financing costs, net	3,506	4,170
Other assets...	14,812	17,691
Total assets..	$1,139,538	$1,010,826
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 79,544	$ 57,058
Accrued expenses	112,859	94,137
Total current liabilities...	192,403	151,195
Long-term debt, net..	124,265	121,652
Deferred lease costs and other liabilities	30,128	23,561
Stockholders' equity:		
Common stock, $.0068 par value; 120,000,000 shares authorized; 49,347,471 and 48,932,860 shares issued, respectively................	336	332
Additional paid-in capital...	511,767	500,061
Retained earnings..	362,804	296,113
Deferred compensation on restricted stock....................................	(4,249)	(3,968)
	870,658	792,538
Treasury stock, at cost 4,235,176 and 4,050,972 shares, respectively...................	(77,916)	(78,120)
Total stockholders' equity...	792,742	714,418
Total liabilities and stockholders' equity	$1,139,538	$1,010,826